FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

NATIONAL BANK OF GREECE S.A.

INFORMATION BULLETIN

pursuant to Law 3401/2005 article 4, par. 2 f

REGARDING ADMISSION FOR TRADING ON THE ATHENS EXCHANGE OF SHARES OF NATIONAL BANK OF GREECE AS PART OF THE ANNUAL IMPLEMENTATION OF ITS STOCK OPTIONS PROGRAMME

As part of the annual implementation of the Stock Options Programmes of National Bank of Greece (“NBG” or the “Bank”) for the purchase of NBG shares by the beneficiaries (i.e. executive BoD members, management officers and staff of the Bank and its affiliated companies) of the Programmes, approved by NBG’s General Meeting of Shareholders, NBG provides investors with information on the outcome of the annual implementations thereof (the “programmes”), the offer price and the number of shares sold, and shall apply to the Athens Exchange for admission for trading of the said shares, as follows:

A. “Programme 2005”: Stock Options programme pursuant to NBG’s General Meeting resolution of 22 June 2005.

1. Of a total of 395 beneficiaries of the programme 2005 (BoD executive members, management officers and staff of the Bank and its affiliated companies), 381 beneficiaries applied to the BoD to exercise their stock options.

2. An aggregate number of 1,157,667 new common registered NBG shares with voting rights, of a par value of € 5 each, were offered under this programme and were fully taken up by the beneficiaries.

3. The offer price of each new share was set at € 23.80.

4. Payment of the total € 5,788,335 amount of the share capital increase in cash was completed on 10 December 2007 and ratified by BoD resolution dated 20 December 2007. The total excess amount of € 21,764,139.60 resulting from the difference between the offer price and the par value shall be credited to the Share Premium Account. Information on NBG as regards the share capital increase and the ratification of payment thereof was entered in the Register of Sociétés Anonymes by the Ministry of Development, as per Announcements Κ2-18442/31.12.2007 and Κ2-18442 (twice)/31.12.2007 thereof, on 31 December 2007.

B. “Programme 2006”: Stock Options programme pursuant to NBG’s General Meeting resolution of 1 June 2006.

1. Of a total of 523 beneficiaries of the programme 2006 (BoD executive members, management officers and staff of the Bank and its affiliated companies), 492 beneficiaries applied to the BoD to exercise their stock options.

2. An aggregate number of 403,575 new common registered NBG shares with voting rights, of a par value of € 5 each, were offered under this programme and were fully taken up by the beneficiaries.

3. The offer price of each new share was set at € 23.00.

4. Payment of the total € 2,017,875 of the share capital increase in cash was completed on 10 December 2007 and ratified by BoD resolution dated 20 December 2007. The total excess amount of € 7,264,350 resulting from the difference between the offer price and the par value shall be credited to the Share Premium Account. Information on NBG as regards the share capital increase and the ratification of payment thereof was entered in the Register of Sociétés Anonymes by the Ministry of Development, as per Announcements Κ2-18442/31.12.2007 and Κ2-18442 (twice)/31.12.2007 thereof, on 31 December 2007.

Following the exercise of stock options in 2007, NBG’s fully paid-up share capital amounts to € 2,385,992,305, divided into 477,198,461 common registered shares with voting rights of a par value of € 5 each.

NBG shall take all legal steps pursuant to the current legislation to provide for the admission for trading of the new shares, corresponding to the exercised stock options, on the Athens Exchange.

Officers responsible for preparation of this Information Bulletin

The officers responsible for the preparation of this information bulletin and the accuracy of its contents are:

1.               Ioannis Kyriakopoulos, Manager, Financial and Management Accounting Division (tel. +30 210-3695701)

2.               Georgios Kalantzis, Deputy Manager, Financial and Management Accounting Division (tel. +30 210-3695711).

The information bulletin is available via NBG’s offices  (Megaro Mela, Aiolou 93, Athens), and webpage (www.nbg.gr)

For further information, please contact Mr Michael Frousios (tel. +30 210-3343411) at NBG’s offices (Megaro Mela, Aiolou 93, Athens) during business hours.

NATIONAL BANK OF GREECE S.A.

ANNOUNCEMENT

Admission for trading of shares from the exercise of stock options under NBG’s Stock Options Programmes

National Bank of Greece S.A. announces the commencement, as of 17 January 2008, of trading on the Athens Exchange, following the relevant approval thereof, of 1,561,242 new common registered shares resulting from NBG’s recent share capital increase by €7,806,210 due to the exercise of stock options by executive BoD members, management and other officers of NBG and its affiliated companies. The stock options were exercised by a total of 381 beneficiaries of NBG’s Stock Options programme 2005 at the sale price of €23.80, and by a total of 492 beneficiaries of NBG’s Stock Options programme 2006 at the sale price of €23, pursuant to NBG’s General Meetings of Shareholders’ resolutions of 22 June 2005 and 1 June 2006 and BoD resolutions of 29 November 2006 and 1 November 2007.

The share capital increase, in the context of which Article 4 of NBG’s Articles of Association was also adjusted accordingly, was ratified by NBG’s BoD resolution of 20 December 2007 in implementation of NBG’s General Meeting resolutions, as above, and approved and entered in the Register of Sociétés Anonymes by the Ministry of Development, as per Announcement K2-18442/31.12.2007 thereof, by resolution K2-18442 thereof.

The admission of NBG’s 1,561,242 new common registered shares for trading, as above, was approved by resolution of the Athens Exchange BoD meeting of 10 January 2008, and trading thereof as of 17 January 2008 was determined by resolution of NBG’s BoD following the said approval. As at the same date, the said shares shall have been credited to the beneficiaries’ investor and securities accounts with the Dematerialized Securities System (DSS). NBG’s shareholders are also advised that as of 17 January 2008 the opening price of NBG shares on the Athens Exchange shall be determined pursuant to the Athens Exchange Regulation.

For further enquiries, please contact Mr M. Frousios (tel. No  +30 210 3343411).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 16th January, 2008

Chairman - Chief Executive Officer